                                                                   EXHIBIT 99.02

                                  [WIPRO LOGO]

         FOR IMMEDIATE RELEASE

      Results for the Year ended March 2003 under Consolidated Indian GAAP
                     WIPRO'S REVENUE GROWS 26% YEAR ON YEAR

         BANGALORE, APRIL 17, 2003 -Wipro Limited today announced its audited results approved by the Board of Directors for the quarter ended March 2003.

         HIGHLIGHTS OF RESULTS

         FOR THE YEAR ENDED MARCH 31, 2003:

- Revenue(1) for the year was Rs. 43 billion, an increase of 26% year on year. Wipro Technologies Revenue for the year increased 25% year on year to Rs.28 billion.

- Profit After Tax(2) for the year at Rs. 8.6 billion represents a marginal decrease of 4% over last year, primarily on account of share of losses in affiliate Wipro GE Medical Systems Limited of Rs. 371 million.

- Wipro Technologies Profit Before Interest and Tax (PBIT) at Rs.8.1 billion was 28% of Revenue. Investments in sales and marketing and lower price realization contributed to decline in Operating Margin.

- The Board of Directors has recommended a dividend of Rs. 1 per share subject to approval of shareholders in the Annual General Meeting scheduled in July 2003.

         FOR THE QUARTER ENDED MARCH 31, 2003:

- Wipro Technologies Revenue for the quarter increased 36% year on year to Rs.7.9 billion ($167 million).

- Wipro Technologies volume increased 5.6% over the quarter ended December 31,2002; Onsite pricing increased marginally by 0.8% and Offshore pricing decreased by 2.3% over quarter ended December 31,2002.

- 44 new customers added in Global IT Services during the quarter, including 16 added consequent to integration of Global Energy Practice of AMS Inc.

- Wipro Spectramind recorded Revenue of Rs. 660 million ($ 14 million) and PBIT of Rs. 168 million, which is 25% of Revenue.

         ACQUISITIONS:

- Wipro's Consumer Care & Lighting group entered into definitive agreement with Hindustan Lever Limited for the acquisition of Glucovita brand. The transaction is expected to be completed in the quarter ending June 2003.

------------------------------
(1) Excluding Revenues of Rs.42 million for the year ended March 2003 from discontinued ISP business. Corresponding Revenue for the year ended March 31, 2002 was Rs. 508 million.

(2) Excluding loss (net of tax) of Rs. 378 million for the year ended March 2003 pertaining to discontinued ISP business which includes loss from operations (net of tax) of Rs. 115 million (previous period - Rs. 134 million) and loss on write off of assets and exit costs of Rs. 263 million of the discontinued business.

         OUTLOOK FOR THE QUARTER ENDING JUNE 30, 2003:

         AZIM PREMJI, CHAIRMAN OF WIPRO COMMENTING ON THE RESULTS SAID "2002-03 WAS A YEAR OF BOLD INITIATIVES. WE SUCCESSFULLY INTEGRATED AND GREW THREE ACQUISITIONS - SPECTRAMIND, GLOBAL ENERGY PRACTICE OF AMS INC. AND R&D LABS OF ERICSSON. WE WILL LOOK FOR OPPORTUNITIES TO CREATE SUSTAINABLE COMPETITIVE ADVANTAGE THROUGH FUTURE ACQUISITIONS. LOOKING AHEAD, FOR THE QUARTER ENDED JUNE 2003, WE EXPECT OUR REVENUE FROM WIPRO TECHNOLOGIES(3) AND WIPRO SPECTRAMIND TO BE APPROXIMATELY $172 MILLION AND $16 MILLION RESPECTIVELY."

         VIVEK PAUL, VICE CHAIRMAN, SAID "OUR STRATEGIC INITIATIVES ENABLED US TO CLOSE THIS FINANCIAL YEAR WITH THE HIGHEST EVER GROWTH IN BILLED MAN-MONTHS. THIS QUARTER WE INTEGRATED THE TEAM ACQUIRED FROM AMS WITH COMPLETE CONTINUITY OF CUSTOMERS AND EMPLOYEES, AND SOME QUICK WINS ON CROSS SELLING. WE SAW SUSTAINED REVENUE GROWTH IN EACH OF OUR IT, R&D AND BPO BUSINESSES. MARGINS EXPANDED IN THE BPO BUSINESS, BUT CAME UNDER PRESSURE IN IT SERVICES AS WE ABSORBED ACQUISITION COSTS AND PRICING PRESSURES, ALONG WITH A RISING RUPEE."

         SURESH SENAPATY, CORPORATE EXECUTIVE VICE PRESIDENT - FINANCE SAID "OUR PROFITS FOR THE YEAR IN WIPRO LIMITED WERE LOWER BY RS. 371 MILLION ON ACCOUNT OF OUR SHARE OF LOSSES IN WIPRO GE MEDICAL SYSTEMS LIMITED, OUR JOINT VENTURE IN MEDICAL SYSTEMS BUSINESS. WE ARE WORKING WITH OUR JV PARTNER TO BRING THAT BUSINESS BACK TO ITS TRACK RECORD OF CONSISTENT PROFITABILITY."

         HE ADDED, "FOR THE QUARTER, PBIT TO REVENUE IN WIPRO TECHNOLOGIES WAS LOWER AT 25%. WIPRO TECHNOLOGIES RESULTS FOR THE QUARTER INCLUDES REVENUE OF RS. 228 M AND LOSS OF RS. 73 M IN OUR ENERGY & UTILITIES CONSULTING DIVISION ACQUIRED FROM AMS INC. THIS CONTRIBUTED TO 2% DROP IN PBIT MARGIN AS COMPARED TO THE PREVIOUS QUARTER. THE LOSSES WERE PRIMARILY DUE TO PROVISION FOR INTEGRATION BONUS."

         WIPRO LIMITED

         Revenues(1) for the year ended March 31, 2003, were Rs.43.3 billion, representing a 26% increase over the previous year. Profit after Tax(2) for the year was Rs.8.6 billion. Revenues for the quarter ended March 31, 2003, were Rs.12.4 billion, a growth of 33% year on year. Profit After Tax was Rs. 2.2 billion, a decline of 5% year on year.

         WIPRO TECHNOLOGIES - OUR GLOBAL IT BUSINESS

         Wipro Technologies accounted for 66% of the Revenue and 84% of the PBIT for the year ended March 31, 2003. Wipro Technologies grew its Revenue by 25% year on year to Rs. 28.4 billion and PBIT by 4% to Rs.8.1 billion.

         Operating Margin to Revenue was 28%. Year on year, increase in IT professional utilization by 6% to 66% was offset by decrease in price realizations of 6.7% for Offshore projects and 5.7% for Onsite projects.

-------------------------
(1) Excluding Revenues of Rs.42 million for the year ended March 2003 from discontinued ISP business. Corresponding Revenue for the year ended March 31, 2002 was Rs. 508 million.

(2) Excluding loss (net of tax) of Rs. 378 million for the year ended March 2003 pertaining to discontinued ISP business which includes loss from operations (net of tax) of Rs. 115 million (previous period - Rs. 134 million) and loss on write off of assets and exit costs of Rs. 263 million of the discontinued business.

(3) Includes Revenues from pertaining to IT Services businesses of Wipro HealthScience which will be consolidated under Wipro Technologies business segment effective quarter ending June 30, 2003.

         For the year ended March 31, 2003, the Enterprise Solutions practice contributed 61% of Revenue, compared to 50% a year ago, while the R&D Services practice the balance 39%. The proportion of Global IT Services Revenues from North America increased to 63% during the year from 57% a year ago. Correspondingly, the proportion of Revenue from Europe decreased to 30% from 36% for the year ended March 31, 2002. Japan contributed 6% for the year ended March 31, 2003.

         Our largest customer, top 5 and top 10 customers accounted for 8%, 24% and 38%, respectively, of our Global IT Services Revenue for the year ended March 31, 2003, as compared to 7%, 28% and 41% of our Global IT Services Revenue for the year ended March 31, 2002. 120 new customers added in current fiscal year, including 44 added in the quarter ended March 31, 2003, contributed 9% of Revenue for the year.

         Customers with an annual Revenue of $1 million and above increased to 96 in the year ended March 31, 2003, up from 82 in the year ended March 31, 2002. Customers with an annual Revenue of $5 million and above increased to 27 in the year ended March 31, 2003, up from 23 in the year ended March 31, 2002.

         Onsite Revenue for the year was 54% of services Revenue, up from 52% for the year ended March 31, 2002. Fixed Price projects were at 34% of the Revenue for the year, up from 28% for the year ended March 31, 2002.

         We had 13474 employees as of March 31, 2003, which represents an increase of 3848 employees from March 31, 2002.

         WIPRO SPECTRAMIND - OUR IT ENABLED SERVICES BUSINESS

         In its first year of operations after acquisition, Wipro Spectramind recorded Revenue of Rs.1.6 billion ($ 35 m) with PBIT of Rs. 395 million. PBIT to Revenue was 24% for the year.

         During the quarter, Wipro Spectramind signed Letter of Intent with 3 new customers. The total number of active customers during the period was 15. The total number of employees was 5106 as on March 31, 2003.

         WIPRO INFOTECH - OUR INDIA, MIDDLE EAST & ASIA PACIFIC IT SERVICES & PRODUCTS BUSINESS

         For the year ended March 31st, 2003, Wipro Infotech recorded Revenues of Rs 8.39 Billion and Profit before Interest and Tax of Rs 557 Million. For the year, Services Revenue at Rs. 2.3 billion contributed to 28% of Revenues with Gross Margins of 47%. For the previous year, Services was 28% of Revenue and had Gross Margins of 39%. Services Revenues grew by 17% compared to the previous year, fuelled by growth in Infrastructure Management Services and Software Solutions. Product revenues grew by 13% compared to the previous year. For the quarter, Wipro Infotech recorded Revenues of Rs 2.4 billion and Profit before Interest and Tax of Rs 241 Million.

         We won 11 new Infrastructure Management Services contracts, 8 System Integration contracts, 22 IT Consulting projects, 24 Software projects (including 9 projects in Middle East and Asia Pacific) and 12 e-procurement contracts during the quarter.

         Some of our notable wins include BITS-Pilani & IIT Roorkee in System Integration, Kerala State IT Mission (Dept. of IT, Govt. of Kerala) and Govt. of Andhra Pradesh in Consulting and LIC and Sigma Aldrich in Software Solutions. Product wins include Canara Bank & Madhya Pradesh Govt and e-procurement wins include Almana Group of Hospitals & Karnataka Police Housing Corporation. In the Middle East and Asia Pacific, our project wins include Dubai Internet City and South East Water Ltd. in Australia.

         WIPRO CONSUMER CARE & LIGHTING

         Wipro Consumer Care and Lighting business recorded Revenue of Rs. 3 billion with PBIT of Rs.436 million contributing 7% of total Revenue and 5% of the Profit before Interest and Taxes for the year. PBIT to Revenue was 15% for the year.

         Wipro Consumer Care and Lighting business entered into a definitive agreement with Hindustan Lever Limited for the acquisition of Glucovita, a glucose based energy drink brand. The agreement provides Wipro with the exclusive right to sell and market Glucovita in India and Nepal. This acquisition is part of the strategy to leverage Wipro Consumer Care & Lighting's distribution network to address newer market segments.

         WIPRO HEALTHSCIENCE - OUR HEALTHCARE AND LIFE SCIENCE BUSINESS

         For the year ended March 31, 2003, Wipro HealthScience business segment recorded Revenue of Rs.893 million and a profit of Rs. 8 million.

         Effective quarter ending June 30, 2003, results pertaining to IT Services businesses of Wipro HealthScience will be consolidated under Wipro Technologies business segment.

         WIPRO LIMITED

         For the year ended March 31, 2003, the Return on Capital Employed in Wipro Technologies was 74%, Wipro Infotech was 54% and Consumer Care and Lighting was 60%. At the Company level, the Return on Capital Employed was 31%, lower due to inclusion of cash and cash equivalents of Rs. 15.3 billion in Capital Employed (43% of Capital Employed). Return on Capital Employed excluding cash and cash equivalents was 61%.

         FOR WIPRO LIMITED, PROFIT AFTER TAX FROM CONTINUING OPERATIONS COMPUTED IN ACCORDANCE WITH US GAAP FOR THE YEAR ENDED MARCH 2003 WAS RS. 8.1 BILLION, A DECLINE OF 3% AS COMPARED TO THE CORRESPONDING QUARTER ENDED MARCH 2002. THE NET DIFFERENCE BETWEEN PROFITS COMPUTED IN ACCORDANCE WITH INDIAN GAAP AND US GAAP IS PRIMARILY DUE TO DIFFERENT REVENUE RECOGNITION STANDARDS, AMORTIZATION OF INTANGIBLES ARISING FROM ACQUISITION AND ACCOUNTING FOR DEFERRED STOCK COMPENSATION EXPENSES.

         QUARTERLY CONFERENCE CALL

         Wipro will hold conference calls today at 11:45 AM Indian Standard Time (2:15 AM Eastern Time) and at 6:45 PM Indian Standard Time (9:15 AM Eastern) to discuss the company's performance for the quarter and answer questions sent to email ID: Lakshminarayana.lan@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.

         US GAAP FINANCIALS ON WEBSITE

         CONDENSED FINANCIAL STATEMENTS OF WIPRO LIMITED COMPUTED UNDER THE US GAAP ALONG WITH INDIVIDUAL BUSINESS SEGMENT REPORTS ARE AVAILABLE IN THE INVESTOR RELATIONS SECTION AT www.wipro.com.

         CONTACT FOR INVESTOR RELATION CONTACT FOR MEDIA & PRESS

         K R Lakshminarayana            Vijay K Gupta
         Corporate Treasurer            Vice President -Corporate Communications
         Phone: ++91-80-844-0079        ++91-80-844-0076
         Fax: ++91-80-844-0051          ++91-80-844-0350
         lakshminarayana.lan@wipro.com  vijayk.gupta@wipro.com
         -----------------------------  ----------------------

         FORWARD LOOKING AND CAUTIONARY STATEMENTS

         Certain statements in this release concerning our future growth prospects and our ability to successfully complete and integrate potential acquisitions are forward looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our ability to integrate and manage acquired IT professionals, our ability to integrate acquired assets in a cost effective and timely manner, fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, , liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Wipro may, from time to time, make additional written and oral forward looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

                                                            (IN RUPEES MILLIONS)

                          WIPRO LIMITED - CONSOLIDATED
   AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE THREE MONTHS PERIOD ENDED
                                 MARCH 31, 2003

------------------------------------------------------------------------------------------------------------------------------------
                                                                   GLOBAL IT   IT ENABLED        INDIA &      CONSUMER      WIPRO
                                                                   SERVICES &   SERVICES         ASIAPAC       CARE &       HEALTH
                                                                    PRODUCTS                   IT SERVICES    LIGHTING      SCIENCE
                                                                                               & PRODUCTS
------------------------------------------------------------------------------------------------------------------------------------
REVENUE
------------------------------------------------------------------------------------------------------------------------------------
External Sales & Services                                             7,932         660           2,401          781          238
------------------------------------------------------------------------------------------------------------------------------------
Internal Sales & Services                                                 -           -              49            -            -
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                 7,932         660           2,450          781          238
------------------------------------------------------------------------------------------------------------------------------------
GROWTH IN REVENUES                                                       36%                          4%           9%          58%
------------------------------------------------------------------------------------------------------------------------------------
% of total revenues                                                      64%          5%             20%           6%           2%
------------------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE INTEREST AND TAX (PBIT)                                 1,953         168             241          107           25
------------------------------------------------------------------------------------------------------------------------------------
GROWTH IN PBIT                                                            1%                         (9%)          8%
------------------------------------------------------------------------------------------------------------------------------------
% of total PBIT                                                          75%          6%              9%           4%           1%
------------------------------------------------------------------------------------------------------------------------------------
OPERATING MARGINS                                                        25%         25%             10%          14%
------------------------------------------------------------------------------------------------------------------------------------
Interest income (net of interest expense Rs.12 mn)
------------------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE TAX
------------------------------------------------------------------------------------------------------------------------------------
Income Tax expense
------------------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE EXTRAORDINARY ITEMS
------------------------------------------------------------------------------------------------------------------------------------
GROWTH
------------------------------------------------------------------------------------------------------------------------------------
Discontinuance of ISP business (refer note 10)
------------------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE EQUITY IN EARNINGS / (LOSSES) OF AFFILIATES
& MINORITY INTEREST
------------------------------------------------------------------------------------------------------------------------------------
Equity in earnings affiliates
------------------------------------------------------------------------------------------------------------------------------------
Minority interest
------------------------------------------------------------------------------------------------------------------------------------
PROFIT AFTER TAX
------------------------------------------------------------------------------------------------------------------------------------
GROWTH
------------------------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION
------------------------------------------------------------------------------------------------------------------------------------
Net fixed assets                                                      5,025         802             285          386           84
------------------------------------------------------------------------------------------------------------------------------------
Trade receivables                                                     5,535         268           2,100          197          325
------------------------------------------------------------------------------------------------------------------------------------
Cash balances/Investments                                             2,186          44              21          197            9
------------------------------------------------------------------------------------------------------------------------------------
Other assets                                                          2,448         424           1,053          344          160
------------------------------------------------------------------------------------------------------------------------------------
Goodwill                                                              1,038       3,776               -            -          175
------------------------------------------------------------------------------------------------------------------------------------
Current Liabilities                                                  (3,019)       (294)         (2,384)        (442)        (266)
------------------------------------------------------------------------------------------------------------------------------------
Capital employed                                                     13,213       5,020           1,075          682          487
------------------------------------------------------------------------------------------------------------------------------------
% of capital employed                                                   37%          14%              3%           2%           1%
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditure                                                     627         243              64            5           58
------------------------------------------------------------------------------------------------------------------------------------
Depreciation                                                            315          59              47           14           10
------------------------------------------------------------------------------------------------------------------------------------
Annualized Return on average capital employed from                       68%         14%             85%          66%
continuing business
------------------------------------------------------------------------------------------------------------------------------------

                                                                       OTHERS    CONTINUING       DISCONTINUED     WIPRO
                                                                                 OPERATIONS       ISP BUSINESS    LIMITED
-------------------------------------------------------------------------------------------------------------------------
REVENUE
-------------------------------------------------------------------------------------------------------------------------
External Sales & Services                                                365       12,377                -        12,377
-------------------------------------------------------------------------------------------------------------------------
Internal Sales & Services                                                (49)           -                -             -
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                    316       12,377                -        12,377
-------------------------------------------------------------------------------------------------------------------------
GROWTH IN REVENUES                                                                     33%                            32%
-------------------------------------------------------------------------------------------------------------------------
% of total revenues                                                        3%
-------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE INTEREST AND TAX (PBIT)                                    108        2,602                -         2,602
-------------------------------------------------------------------------------------------------------------------------
GROWTH IN PBIT                                                                       11.5%                            13%
-------------------------------------------------------------------------------------------------------------------------
% of total PBIT                                                            5%         100%                           100%
-------------------------------------------------------------------------------------------------------------------------
OPERATING MARGINS                                                                      21%                            21%
-------------------------------------------------------------------------------------------------------------------------
Interest income (net of interest expense Rs.12 mn)                                    107                            107
-------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE TAX                                                                   2,709                -         2,709
-------------------------------------------------------------------------------------------------------------------------
Income Tax expense                                                                   (382)               -          (382)
-------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE EXTRAORDINARY ITEMS                                                   2,327                          2,327
-------------------------------------------------------------------------------------------------------------------------
GROWTH                                                                                                               0.6%
-------------------------------------------------------------------------------------------------------------------------
Discontinuance of ISP business (refer note 10)                                                          26            26
-------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE EQUITY IN EARNINGS / (LOSSES) OF AFFILIATES
& MINORITY INTEREST                                                                 2,327               26         2,353
-------------------------------------------------------------------------------------------------------------------------
Equity in earnings affiliates                                                         (96)                           (96)
-------------------------------------------------------------------------------------------------------------------------
Minority interest                                                                      (3)                            (3)
-------------------------------------------------------------------------------------------------------------------------
PROFIT AFTER TAX                                                                    2,228               26         2,254
-------------------------------------------------------------------------------------------------------------------------
GROWTH                                                                                 (5%)                         (2.5%)
-------------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION
-------------------------------------------------------------------------------------------------------------------------
Net fixed assets                                                         918        7,500               34         7,534
-------------------------------------------------------------------------------------------------------------------------
Trade receivables                                                        155        8,580               23         8,603
-------------------------------------------------------------------------------------------------------------------------
Cash balances/Investments                                             12,855       15,312                -        15,312
-------------------------------------------------------------------------------------------------------------------------
Other assets                                                           1,596        6,025                4         6,029
-------------------------------------------------------------------------------------------------------------------------
Goodwill                                                                  18        5,007                -         5,007
-------------------------------------------------------------------------------------------------------------------------
Current Liabilities                                                     (644)      (7,049)             (68)       (7,117)
-------------------------------------------------------------------------------------------------------------------------
Capital employed                                                      14,898       35,375               (7)       35,368
-------------------------------------------------------------------------------------------------------------------------
% of capital employed                                                     43%                                        100%
-------------------------------------------------------------------------------------------------------------------------
Capital expenditure                                                       23        1,020                -         1,020
-------------------------------------------------------------------------------------------------------------------------
Depreciation                                                              22            -                -           467
-------------------------------------------------------------------------------------------------------------------------
Annualized Return on average capital employed from                                                                    30%
continuing business
-------------------------------------------------------------------------------------------------------------------------

1. The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 "Segment Reporting" issued by the Institute of Chartered Accountants of India.

2. The Company has three geographic segments; India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

GEOGRAPHY                                          RS. MN
---------------------------------------------------------
India                                              3,548
USA                                                5,791
Rest of the World                                  3,038
                                                  ------
Total                                             12,377
---------------------------------------------------------

3. For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4. In accordance with Accounting Standard 21 " Consolidated Financial Statements " issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

5. The company has a 49% equity interest in Wipro GE Medical Systems Limited (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The rights conferred to Wipro are primarily protective in nature. Therefore, in accordance with the guidance in Accounting Standard 27 " Financial Reporting of Investments in Joint Ventures" the investments in Wipro GE have been accounted for by equity method and not by proportionate consolidation method.

6. In accordance with the guidance provided in Accounting Standard 23 " Accounting for Investments in Associates in Consolidated Financial Statements" WeP Peripherals have been accounted for by equity method of accounting.

7.       Acquisition of Spectramind

         In July 2002, the Company acquired controlling equity interest in Spectramind e Services Private Limited ("Spectramind"), a leading IT-enabled service provider in India providing remote processing services to large global corporations in the US, UK, Australia and other developed markets. The shares and warrants acquired, together with shares previously held by the Company, represent 89% of the outstanding shares of Spectramind. The aggregate purchase price for the acquisition, including the cost of acquisition of the shares previously held by the Company, was Rs. 4,177 Mn. In September 2002, the company acquired an additional 3% of the outstanding shares for Rs 170 Mn. Further the company has acquired the remaining equity interest for Rs. 304 Mn. The results of operations of Spectramind are consolidated in the Company's financial statements from July 1, 2002.

         The Company has also entered into a call and put option arrangement with the management team and employees of Spectramind to acquire the unvested options. The put and call option can be exercised, at the fair market value, during the six month period commencing from 190 days from the date of exercise of the options.

         The excess of consideration paid over the book value of assets acquired has been recognized as goodwill. The details of consideration paid, book value of assets acquired and goodwill arising from the acquisition is outlined below:

                                                                 Rs. Mn
-----------------------------------------------------------------------
Cash and bank balances                                              193
Net current assets                                                  681
Goodwill                                                          3,776
                                                                  -----
                                                                  4,650
-----------------------------------------------------------------------

8.       Acquisition of Wipro Health Care IT Limited (WHCIT)

         In August 2002, Wipro Limited acquired 60% equity interest in Wipro Health Care IT Limited (WHCIT), an India based company engaged in the development of health care related software, and the technology rights in the business of WHCIT from GE group for a consideration of Rs.181 Mn. Further the Company has acquired the remaining equity interest for Rs. 97 Mn.

         The excess of consideration paid over the book value of assets acquired has been recognized as goodwill. The details of consideration paid, book value of assets acquired and goodwill arising from the acquisition is outlined below:

                                                                 Rs. Mn
-----------------------------------------------------------------------
Cash and bank balances                                               35
Current assets                                                       34
Intangible assets                                                    34
Goodwill                                                            175
                                                                    ---
                                                                    278
-----------------------------------------------------------------------

         In December 2002, the Company acquired the remaining 40% minority equity interest for Rs. 97 Mn. The acquisition resulted in goodwill of Rs. 61 Mn.

9. In December 2002, the Company acquired the global energy practice of American Management Systems for an aggregate consideration of Rs. 1,180 Mn. The global energy practice, which addresses the IT requirements of enterprises in energy and utilities sector, has a team of 90 domain experts and IT consultants with expertise in the areas of complex billing and settlement in energy markets, systems integration, enterprise application integration, and program management capabilities. The excess of consideration paid over the book value of assets acquired has been recognized as goodwill. The details of consideration paid, book value of assets acquired and goodwill arising from the acquisition is outlined below:

                                                                  Rs. Mn
------------------------------------------------------------------------
Fixed assets                                                          16
Receivables                                                          111
Goodwill                                                           1,038
                                                                   -----
                                                                   1,165
------------------------------------------------------------------------

10. The Company was engaged in the business of providing corporate ISP services. Based on a review of this business, the company decided to discontinue the existing infrastructure based ISP business, but continue with the managed network and remote management services. Managed network and remote management services are currently being offered as part of total IT solutions. In June 2002, the management formally approved a plan to discontinue the infrastructure based corporate ISP services. The costs associated with the discontinuance including asset impairment charges and other exit costs have been reflected as extraordinary expenses.

         The customers are being transitioned to an independent service provider. The consideration payable by the service provider to the Company is dependent on the occurrence of certain contingent events. The total consideration received is Rs. 25 Mn and is adjusted against the extraordinary loss arising out of the same.

                                                                                                        (IN RUPEES MILLIONS)
----------------------------------------------------------------------------------------------------------------------------

                                                  WIPRO LIMITED - CONSOLIDATED
                           AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE YEAR ENDED MARCH 31, 2003

----------------------------------------------------------------------------------------------------------------------------
                                                                                          INDIA &
                                                             GLOBAL IT       IT           ASIAPAC      CONSUMER       WIPRO
                                                            SERVICE S &    ENABLED      IT SERVICES     CARE &       HEALTH
                                                              PRODUCTS     SERVICES     & PRODUCTS     LIGHTING      SCIENCE
----------------------------------------------------------------------------------------------------------------------------
REVENUE
----------------------------------------------------------------------------------------------------------------------------
External Sales & Services                                      28,456         1,645         8,222         2,991          893
----------------------------------------------------------------------------------------------------------------------------
Internal Sales & Services                                                                     173
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                          28,456         1,645         8,395         2,991          893
----------------------------------------------------------------------------------------------------------------------------
GROWTH IN REVENUES                                                 25%                         14%           (1%)         42%
----------------------------------------------------------------------------------------------------------------------------
% of total revenues                                                66%            4%           19%            7%           2%
----------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE INTEREST AND TAX (PBIT)                           8,100           395           557           436            8
----------------------------------------------------------------------------------------------------------------------------
GROWTH IN PBIT                                                      4%                         (3%)           6%
----------------------------------------------------------------------------------------------------------------------------
% of total PBIT                                                    84%            4%            6%            5%
----------------------------------------------------------------------------------------------------------------------------
OPERATING MARGINS                                                  28%           24%            7%           15%
----------------------------------------------------------------------------------------------------------------------------
Interest income (net of interest expense of Rs. 30 Mn)
----------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE TAX
----------------------------------------------------------------------------------------------------------------------------
Income Tax expense
----------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE EXTRAORDINARY ITEMS
----------------------------------------------------------------------------------------------------------------------------
GROWTH
----------------------------------------------------------------------------------------------------------------------------
Discontinuance of ISP business (net of tax benefit of Rs.90 Mn)
----------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE EQUITY IN EARNINGS / (LOSSES) OF AFFILIATES
& MINORITY INTEREST
----------------------------------------------------------------------------------------------------------------------------
Equity in earnings affiliates
----------------------------------------------------------------------------------------------------------------------------
Minority interest
----------------------------------------------------------------------------------------------------------------------------
PROFIT AFTER TAX
----------------------------------------------------------------------------------------------------------------------------
Growth
----------------------------------------------------------------------------------------------------------------------------

                                                                                                      (IN RUPEES MILLIONS)
-------------------------------------------------------------------------------------------------------------------------
                                                  WIPRO LIMITED - CONSOLIDATED
                           AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE YEAR ENDED MARCH 31, 2003

-------------------------------------------------------------------------------------------------------------------------
                                                                          OTHERS      CONTINUING   DISCONTINUED    WIPRO
                                                                                      OPERATIONS   ISP BUSINESS   LIMITED
-------------------------------------------------------------------------------------------------------------------------
REVENUE
-------------------------------------------------------------------------------------------------------------------------
External Sales & Services                                                  1,134        43,341            42       43,383
-------------------------------------------------------------------------------------------------------------------------
Internal Sales & Services                                                   (173)                                       -
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                        961        43,341            42       43,383
-------------------------------------------------------------------------------------------------------------------------
GROWTH IN REVENUES                                                                          26%                        24%
-------------------------------------------------------------------------------------------------------------------------
% of total revenues                                                           2%
-------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE INTEREST AND TAX (PBIT)                                        188         9,684          (182)       9,502
-------------------------------------------------------------------------------------------------------------------------
GROWTH IN PBIT                                                                               9%                         9%
-------------------------------------------------------------------------------------------------------------------------
% of total PBIT                                                                1%                                     100%
-------------------------------------------------------------------------------------------------------------------------
OPERATING MARGINS                                                                           22%                        22%
-------------------------------------------------------------------------------------------------------------------------
Interest income (net of interest expense of Rs. 30 Mn)                                     634                        634
-------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE TAX                                                                       10,318          (182)      10,136
-------------------------------------------------------------------------------------------------------------------------
Income Tax expense                                                                      (1,343)           67       (1,276)
-------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE EXTRAORDINARY ITEMS                                                        8,975          (115)       8,860
-------------------------------------------------------------------------------------------------------------------------
GROWTH                                                                                     0.5%                       0.1%
-------------------------------------------------------------------------------------------------------------------------
Discontinuance of ISP business (net of tax benefit of Rs.90 Mn)                                         (263)        (263)
-------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE EQUITY IN EARNINGS / (LOSSES) OF AFFILIATES
& MINORITY INTEREST                                                                      8,975          (378)       8,597
-------------------------------------------------------------------------------------------------------------------------
Equity in earnings affiliates                                                             (355)                      (355)
-------------------------------------------------------------------------------------------------------------------------
Minority interest                                                                          (37)                       (37)
-------------------------------------------------------------------------------------------------------------------------
PROFIT AFTER TAX                                                                         8,583          (378)       8,205
-------------------------------------------------------------------------------------------------------------------------
Growth                                                                                      (4%)                       (7%)
-------------------------------------------------------------------------------------------------------------------------